

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Reinout Schakel
Chief Financial Officer and Chief Strategy Officer
Luckin Coffee Inc.
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei Road
Siming District, Xiamen City, Fujian
People's Republic of China, 361008

> **Re: Luckin Coffee Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **File No. 001-38896**

Dear Reinout Schakel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Li He